Exhibit 99.121

Canopy Growth Corporation announces acquisition of largest Czech medical cannabis company Annabis Medical

SMITHS FALLS, ON and PRAGUE, Czech Republic, April 15, 2018 Canopy Growth Corporation (TSX: WEED) (“Canopy Growth” or the “Company”) is pleased to announce that the Company has signed definitive agreements to acquire Annabis Medical s.r.o (“Annabis Medical”), expanding the Company’s focus into another emerging medical cannabis market. This transaction is scheduled to close Monday, April 16, 2018.

Annabis Medical is the leader in the Czech Republic’s medical cannabis industry and currently imports and distributes cannabis products pursuant to federal Czech licenses, with products for sale through pharmacy channels across the Czech Republic. Its founder and CEO, Dr. Robin Kazík, will continue to lead and grow the Czech subsidiary as part of the larger Canopy Growth family.

“This acquisition is another example of our commitment to expanding Canopy’s European presence and furthering our position of leadership,” said Mark Zekulin, President, Canopy Growth. “We look forward to supplying Czech customers with our high quality, GMP-produced medical cannabis products, and providing further resources to support education for Czech pharmacists, patients and healthcare practitioners.”

By combining Canopy Growth’s extensive global experience and network with the strong national position of Annabis Medical, Canopy is proud to bring its renowned Spectrum Cannabis brand to another European market.

“With a strong footprint and established distribution network in the Czech medical cannabis market, as well as a history of importing Canadian cannabis, we are excited to join the Canopy Growth family. This move will allow us to more rapidly diversify our product offering and strengthen our access to supply as we scale in the market,’’ said Dr. Robin Kazík, Founder and CEO of Annabis Medical.

The acquisition of Annabis Medical will build on Canopy Growth’s position of leadership in the European medical cannabis space and follows the recent partnership and supply agreement with Spanish pharmaceutical leader Alcaliber S.A. Additionally, Canopy Growth currently supplies the German market through its subsidiary, Spektrum Cannabis GmbH, and has formed a partnership, Spectrum Cannabis Denmark ApS, which is licensed to cultivate cannabis in a 40,000 square meter greenhouse production facility located in Odense, Denmark. These assets, combined with Canopy Growth’s unparalleled Canadian production and sales platforms, represent the world’s largest and most diversified cannabis platform.

Under the terms of the agreement, the Company will issue Dr. Kazík 50,735 common shares in the capital of the Company valued at $1,491,882.70 on closing and, subject to meeting certain milestones, will issue up to an additional 34,758 common shares valued at $1,022,080.00, based on the 5 day VWAP of $29.40519 on April 5, 2018. The total value of the consideration payable under the terms of the agreement is approximately $2,513,962.70. All amounts are in Canadian dollars unless otherwise noted.

Pro budoucí růst! (Here’s to Future Growth.)

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates eight cannabis production sites with over 2.4 million square feet of production capacity, including over 500,000 square feet of GMP-certified production space. The Company has operations in seven countries across four continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public’s understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. For more information visit www.canopygrowth.com.

About Annabis Medical s.r.o

Annabis Medical s.r.o is a medical cannabis distributor based in the Czech Republic and has, directly or through its affiliates, held medical cannabis licences since 2014. Distribution of medical cannabis began in 2015 and the company has previously worked with Office of Medicinal Cannabis from the Netherlands and also imported medical cannabis from Canada. Sister company Annabis, s.r.o. is the producer of hemp organics cosmetics and is not involved in transaction.

Notice Regarding Forward Looking Information

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth, its subsidiaries, or Annabis Medical to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Examples of such statements include the closing of the acquisition of Annabis Medical, the ongoing involvement of Dr. Kazik in the operation of Annabis Medical, the expansion of the Company’s European operations, the market position of the Company and Annabis Medical and the diversification of Annabis

Medical’s product offerings and its access to supply. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including risks associated with: closing the acquisition of Annabis Medical, including the satisfaction of any conditions precedent, obtaining export and import permits; changes in the laws governing the Company’s operations, both domestically and internationally; the integration of newly acquired subsidiaries; operating in emerging markets; regulatory and stock exchange approvals; and such risks contained in the Company’s annual information form dated June 28, 2017 and filed with Canadian securities regulators available on the Company’s issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

SOURCE Canopy Growth Corporation

View original content: http://www.newswire.ca/en/releases/archive/April2018/15/c5885.html

%SEDAR: 00029461E

For further information: Jordan Sinclair, Director of Communications, Jordan@tweed.com, 613-769-4196; Investor Relations: Tyler Burns, Tyler.Burns@canopygrowth.com, 855-558-9333 ex 122; Director: Bruce Linton, tmx@tweed.com

CO: Canopy Growth Corporation

CNW 07:00e 15-APR-18